Exhibit 99.1 Press release

WiLAN Subsidiary Acquires Wireless Patents

OTTAWA, Canada – August 2, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the Company's wholly-owned subsidiary, Anton Innovations Inc., has acquired a portfolio of patents from MLR, LLC. The portfolio covers multi-modal Wi-Fi technology used in a variety of wireless products.

WiLAN has a rich history of innovation and licensing in wireless technology. In the 1990s, WiLAN invented Wideband Orthogonal Frequency Division Multiplexing (W-OFDM), a modulation technique that is now the standard for broadband wireless applications. WiLAN has successfully licensed this wireless technology to many of the world’s largest technology companies.

“MLR is pleased that WiLAN has agreed to apply its wireless experience to license MLR’s important portfolio of multi-mode Wi-Fi patents,” said Charles Leedom, Jr., President of MLR. “WiLAN’s well-earned reputation for conducting successful licensing programs on behalf of inventors was a crucial factor in MLR’s decision to partner with WiLAN on this portfolio.”

All other terms of the agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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